UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*
                        -------------------------------

                            TELEPANEL SYSTEMS INC.
                               (Name of Issuer)

                       Common Shares, without par value
                        (Title of Class of Securities)

                                    879434
                                (CUSIP Number)
                       --------------------------------

                              Howard Kailes, Esq.
                        Krugman Chapnick & Grimshaw LLP
                            Park 80 West-Plaza Two
                        Saddle Brook, New Jersey 07663
(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                        -------------------------------

                               October 29, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 879434

1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

     Electronic Retailing Systems International, Inc.
------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)

     (a)
         -----
     (b)
         -----
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3    SEC USE ONLY

------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     Not applicable
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

      See Item 2(d)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

          -0-
------------------------------------------------------------------
8    SHARED VOTING POWER

          -0-
------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

          -0-
------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

          -0-
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)

     (see footnote 1)
------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

     -0-

------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      CO


----------------------------
(1) On October 29, 1997, Electronic Retailing Systems International, Inc. ("ERS") and Telepanel Systems Inc. ("Telepanel") executed a Combination Agreement dated such date which provides for the combination of ERS and Telepanel pursuant to a plan of arrangement under Canadian law, in connection with which Telepanel will be recapitalized and each common share, without par value (collectively, "Telepanel Common Shares"), of Telepanel will be exchanged for .5566 of an exchangeable share (a newly-created class of shares) of Telepanel (collectively, the "Exchangeable Shares"). Each Exchangeable Share will entitle the holder to dividend and other rights economically equivalent to those of one share of the common stock, $.01 par value ("ERS Common Stock"), of ERS and, through a voting trust, to vote at meetings of stockholders of ERS. The Exchangeable Shares will be exchangeable, at the option of the holder, for ERS Common Stock, on a share-for-share basis. As a result of the transaction, ERS will become the sole beneficial owner of the outstanding Telepanel Common Shares.

                            INTRODUCTORY STATEMENT
                            ----------------------

      On October 29, 1997, Electronic Retailing Systems Inter-national, Inc., a Delaware corporation ("ERS"), and Telepanel Systems Inc., a Canadian corporation ("Telepanel"), executed a Combination Agreement dated such date (the "Combination Agreement") which provides for the combination of ERS and Telepanel pursuant to a plan of arrangement under Canadian law (the "Arrangement"), as a result of which ERS will become the sole beneficial owner of the outstanding common shares, without par value ("Telepanel Common Shares"), of Telepanel. Pursuant to Reg. Section 240.13d-4 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the filing of this statement shall not be construed to mean that ERS is the beneficial owner, for purposes of Sections 13(d) or 13(g) under the Exchange Act, of any securities of Telepanel.

Item 1.  Security and Issuer.
         -------------------

      The securities to which this statement relates are shares of the common stock, without par value, of Telepanel. The principal executive offices of Telepanel are located at 245 Riviera Drive, Markham, Ontario, Canada L3R 5JR.

Item 2.  Identity and Background.
         -----------------------

      This statement is filed by ERS, a Delaware corporation, which develops and provides electronic shelf label systems. The principal business and offices of ERS are located at 488 Main Avenue, Norwalk, Connecticut 06851. The names, citizenship, business or residence address and principal occupation of each executive officer and director of ERS is set forth in Annex 1 attached hereto, which information is incorporated herein by reference.

      During the last five years neither ERS nor, to the best of the knowledge of ERS, any executive officer or director of ERS identified on Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws, except that, in December 1995, pursuant to an agreement with New York State authorities, Norton Garfinkle admitted to a misdemeanor relating to his 1989 New York State tax return and paid all taxes required by the agreement.

Item 3.  Source of Funds.
         ---------------

      Not applicable.


Item 4.  Purpose of Transaction.
         ----------------------

      General. On October 29, 1997, ERS and Telepanel executed the Combination Agreement, which provides for the Arrangement. Under the terms of the transaction (the "Transaction") pursuant to the Combination Agreement, Telepanel will be recapitalized and each Telepanel Common Share will be exchanged for .5566 of an exchangeable share (a newly created class of shares) of Telepanel (collectively, the "Exchangeable Shares"). Each Exchangeable Share will entitle the holder to dividend and other rights economically equivalent to those of one share of the common stock, $.01 par value (the "ERS Common Stock"), of ERS and, through a voting trust, to vote at meetings of stockholders of ERS. The Exchangeable Shares will be exchangeable, at the option of the holder, for ERS Common Stock, on a share-for-share basis. As a result of the Transaction, ERS will become the sole beneficial owner of the outstanding Telepanel Common Shares. Reference is hereby made to the full text of the Combination Agreement filed as Exhibit A hereto for further information with respect to the terms of the transactions contemplated thereby. Such text is hereby incorporated by reference in this statement and qualifies all matters set forth herein.

      Based on the exchange ratio (the "Exchange Ratio") of .5566 Exchangeable Shares for each Telepanel Common Share, ERS will ultimately be required to issue up to 9,992,460 shares of ERS Common Stock in exchange for all Exchangeable Shares issuable upon exchange of the currently outstanding Telepanel Common Shares. In addition, ERS will be required to issue up to approximately 2,764,799 shares of ERS Common Stock in respect of Exchangeable Shares exchanged for further Telepanel Common Shares issuable pursuant to outstanding options, warrants and convertible securities of Telepanel. In the event that, prior to the effective date (the "Effective Date") of the Arrangement, Telepanel consummates specified additional financings through the issuance of convertible securities, the Exchange Ratio will be adjusted so as not to be less than .5166 Exchangeable Shares for each Telepanel Common Share.

      The Exchangeable Shares. The Exchangeable Shares will be exchangeable, at any time at the option of the holder, on a one-for-one basis for shares of ERS Common Stock. Pursuant to a voting, support and exchange trust agreement (the "Trust Agreement") to be entered into on the Effective Date by ERS and Telepanel, a trustee (the "Trustee"), as holder of one share (the "Voting Share") of a class of newly-created special voting stock, $.01 par value, of

ERS, will be entitled to a number of votes on all matters on which holders of ERS Common Stock are entitled to vote equal to the number of Exchangeable Shares outstanding from time to time that are not held by ERS or subsidiaries of ERS. By furnishing instructions to the Trustee, such holders of Exchangeable Shares will be able to exercise the same voting rights with respect to ERS as they would have after exchange of their Exchangeable Shares for ERS Common Stock. Holders of Exchangeable Shares will also be entitled to receive dividends economically equivalent to any dividends paid on the ERS Common Stock. The Trust Agreement will restrict ERS from paying dividends on the ERS Common Stock unless equivalent dividends are paid on the Exchangeable Shares. Holders of Exchangeable Shares will also be entitled to participate in any liquidation of ERS on the same basis as holders of ERS Common Stock.

      The Exchangeable Shares will, in effect, have no separate economic rights against or in Telepanel and will have no separate voting rights in Telepanel (other than certain limited class rights required under the Canada Business Corporation Act and the right to vote on any change in the fundamental terms of the shares themselves or the related terms in the Trust Agreement).

      Exchange of Exchangeable Shares for ERS Common Stock. Holders of the Exchangeable Shares will be entitled at any time following the effective time (the "Effective Time") of the Arrangement, upon delivery of a certificate representing Exchangeable Shares and a duly executed retraction request, to require Telepanel to redeem such Exchangeable Shares in exchange for an equivalent number of shares of ERS Common Stock. However, Telepanel must deliver all such requests for redemption to ERS, whereupon ERS instead of Telepanel has the right to purchase the Exchangeable Shares that are the subject of the request for redemption in exchange for an equivalent number of shares of ERS Common Stock. If this right is not exercised, Telepanel is required to effect the requested redemption. On December 31, 2002, subject to acceleration in certain circumstances (the "Automatic Redemption Date"), the Exchangeable Shares are subject to automatic redemption by Telepanel in exchange for an equivalent number of shares of ERS Common Stock. ERS has the overriding right, but not the obligation, to acquire the outstanding Exchangeable Shares in exchange for an equivalent number of shares of ERS Common Stock on the last business day prior to the Automatic Redemption Date. In exercising such overriding right, ERS will not be required to purchase Exchangeable Shares from itself. If ERS exercises the overriding right, Telepanel's obligation to redeem the Exchangeable Shares on the Automatic Redemption Date will terminate.

      Management following Consummation of the Arrangement. The Combination Agreement provides, in part, that the Board of Directors of ERS will be expanded, at the Effective Time, to consist of nine members, five of whom are currently directors of ERS, three of whom are currently directors of Telepanel and the remaining one of whom has been designated by both ERS and Telepanel. ERS has agreed that, during the period from the Effective Time until its second anniversary, ERS shall nominate and recommend such persons for re-election to the Board of Directors of ERS upon expiration of their terms. At the Effective Time, the principal executive authority of ERS will be exercised by a Corporate Executive Committee comprised of the Chairman of the Board and two Vice Chairmen of the Board of ERS, who will consist of Norton Garfinkle, currently Chairman of the Board of ERS, Bruce
F. Failing, Jr., currently Vice Chairman of the Board and Chief Executive Officer of ERS, and Christopher Skillen, currently President and Chief Executive Officer of Telepanel.

      Pursuant to the Combination Agreement, Telepanel has agreed to deliver to ERS, at or prior to closing thereunder, the resignation of each director and officer of Telepanel and each subsidiary requested by ERS. As a result of consummation of the Arrangement, the Telepanel board of directors will consist of five members selected by a majority of the nine members designated for incumbency on the ERS Board, and the Telepanel By-laws will be amended to change the annual fiscal close of Telepanel to December 31 and to provide that four members shall constitute a quorum for purposes of meetings of the Telepanel board.

      Conditions to the Arrangement; Effective Time. The obligations of ERS and Telepanel to consummate the Arrangement are subject to the satisfaction or waiver, where permissible, of certain conditions set forth in the Combination Agreement, including obtaining approval of the stockholders of ERS and of Telepanel, the approval (without material condition or costs) of the plan of arrangement contemplated by the Combination Agreement by the Ontario Court of Justice (General Division), the receipt of certain consents from the holders of debt of ERS and Telepanel and the receipt of certain accountants' letters relating to the Transaction's qualification for pooling-of-interests accounting treatment. It is currently anticipated that the Arrangement will become effective within ten business days of the requisite stockholder approval in the first quarter of 1998.

      Termination. The Combination Agreement may be terminated prior to the Effective Date, whether before or after approval of the stockholders of ERS or Telepanel, in circumstances specified in the Combination Agreement, including (i) mutual agreement, (ii) breaches of representations, warranties or covenants by the other party which have a material adverse effect, (iii) failure of the stockholders of ERS or Telepanel to approve the Transaction, (iv) failure of the conditions precedent to closing to be satisfied by May 31, 1998 other than as a result of a breach by the terminating party, and (v) issuance of a final and nonappealable permanent injunction or other order preventing consummation of the Arrangement. Under certain circumstances, Telepanel may be required to cause the payment to ERS, or ERS may be required to cause the payment to Telepanel, of a termination fee equal to five percent of the value of Telepanel, depending on the circumstances of the termination.

      Stock Exchange Listings. The Combination Agreement contemplates the listing of the Exchangeable Shares on the Toronto Stock Exchange, subject to the satisfaction of customary requirements. There is no current intention to list the Exchangeable Shares on any other stock exchange in Canada, the United States or any other jurisdiction. As a result of consummation of the Arrangement, the Telepanel Common Shares will become eligible for termination of registration under the Exchange Act.

      The ERS Common Stock is traded on the over-the-counter market, with price quotations reported on The Nasdaq Stock Market, and on the Alternative Investment Market of the London Stock Exchange. There is no current intention to list the ERS Common Stock on any other stock exchange in Canada, the United States or any other jurisdiction.

      Except as stated in response to this Item 4, ERS does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule
13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

      As of November 5, 1997, excluding the effect of the Combination Agreement, ERS did not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, any Telepanel Common Shares and, during the sixty days prior to the date of the Combination Agreement, ERS did not effect any transactions in the Telepanel Common Shares. As disclosed by such persons to ERS, as of November 5, 1997 none of the executive officers or directors of ERS beneficially owned any Telepanel Common Shares nor, during the sixty days prior to the date of the Combination Agreement, did any such executive officer or director effect any transactions in the Telepanel Common Shares.

Item 6.  Contracts, Arrangements, Undertakings or Relationships
          with Respect to Securities of the Issuer.
         ------------------------------------------------------

      As more fully described under Item 4 herein, on October 29, 1997 ERS entered into the Combination Agreement with Telepanel.
Among other provisions, the Combination Agreement states that, except as required thereunder, until the consummation of the
Combination: (a) Telepanel will not (i) sell or pledge or agree to sell or pledge any stock or other proprietary interest owned by it in any of its subsidiaries; (ii) amend its articles of incorporation or bylaws; (iii) split, combine or reclassify any outstanding capital stock, or make any other change in its capital structure; (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to any of its capital stock;
or (v) repurchase, redeem or otherwise acquire, or permit any Telepanel subsidiary to purchase or otherwise acquire, directly or indirectly, any shares of capital stock of Telepanel or ERS or any securities convertible into or exercisable for any shares of capital stock of Telepanel or ERS; and (b) except as otherwise provided, Telepanel will not: (1) issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition or encumbrance of, any shares of, or securities convertible into or exchangeable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class other than Telepanel Common Shares issuable pursuant to outstanding options, warrants and convertible securities.

      In connection with the Combination Agreement, ERS and Telepanel obtained additional agreements, each dated October 29, 1997 (the "Pooling Letter Agreements"), from (i) Norton Garfinkle, Garfinkle Limited Partnership I, Garfinkle Limited Partnership II, Bruce F. Failing, Jr., and The Failing Trust, constituting the largest stockholders of ERS; (ii) each other director and executive officer of ERS; and (iii) each director and executive officer of Telepanel. Pursuant to the Pooling Letter Agreements, such persons have agreed, among other things, not to transfer or dispose of any shares of ERS Common Stock, or Telepanel Common Shares or Exchangeable Shares owned by them, respectively, from the date of the notice of the stockholder meetings of ERS and Telepanel, respectively, until the earlier of: (x) the termination of the Combination Agreement or (y) the date of the first publication of the operating results of ERS covering at least a 30-day period after the Arrangement has been consummated. Such affiliates have also committed not to transact in such securities prior to the proscribed period if such transactions, individually or in the aggregate, during any 90-day period would relate to securities representing in excess of one percent of the outstanding securities of the same class.

      Except as stated in response to this Item 6, neither ERS nor, to the best of the knowledge of ERS, any of the executive officers or directors listed in Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Telepanel, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

      Exhibit A   -     Combination Agreement dated as of October 29,
                        1997 between Electronic Retailing Systems
                        International, Inc. and Telepanel Systems Inc.

      Exhibit B   -     Letter Agreements, each dated October 29,
                        1997, relating to the non-disposition of the capital stock of Electronic Retailing Systems
                        International, Inc. and Telepanel Systems Inc.
                        entered into by ERS and Telepanel Systems Inc.
                        and each of the following: Norton Garfinkle, Garfinkle Limited Partnership I, Garfinkle
                        Limited Partnership II, Bruce F. Failing, Jr.,
                        The Failing Trust, Paul A. Biddelman, David
                        Diamond, George Weathersby, Donald Zilkha,
                        William Erdman, Michael Luetkemeyer, Michael
                        Valiton, Lester Briney, Robert O. Aders,
                        Donald W. Paterson, Barry J. Reiter, Joseph
                        Riz, Brian A. Robbins, Christopher R. Skillen,
                        Garth L. Aasen, John C. Heaven and Gregory P.
                        Miller

                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 1997                   ELECTRONIC RETAILING SYSTEMS
                                           INTERNATIONAL, INC.


                                          By s/Bruce F. Failing, Jr.
                                            ----------------------------
                                             Bruce F. Failing, Jr.
                                             Vice Chairman of the Board
                                                and Principal Executive
                                                Officer

                                                                                     Annex 1

                                                            Principal Occupation,
Name and Business or                       Position             Employer and
 Residence Address           Citizenship   with ERS         Address of Employer
---------------------        -----------   --------         ---------------------
Norton Garfinkle             United States Chairman of      Chairman of the Board
133 East 62nd Street                        the Board       Oxford Management Corporation
New York, New York 10021                    and Director    133 East 62nd Street
                                                            New York, New York 10021

Bruce F. Failing, Jr.        United States Director, Vice   Vice Chairman of the Board
Electronic Retailing                        Chairman of     Electronic Retailing Systems
 Systems International, Inc.                the Board and    International, Inc.
488 Main Avenue                             Chief Execu-    488 Main Avenue
Norwalk, Connecticut 06851                  tive Officer    Norwalk, Connecticut 06851

George B. Weathersby         United States Director,        President
Electronic Retailing                        President       Electronic Retailing Systems
 Systems International, Inc.                                 International, Inc.
488 Main Avenue                                             488 Main Avenue
Norwalk, Connecticut 06851                                  Norwalk, Connecticut 06851

William W. Erdman            United States Executive Vice   Executive Vice President-
Electronic Retailing                        President-       Chief Operating Officer
 Systems International, Inc.                Chief Operat-   Electronic Retailing Systems
488 Main Avenue                             ing Officer      International, Inc.
Norwalk, Connecticut 06851                                  488 Main Avenue
                                                            Norwalk, Connecticut 06851

Michael Luetkemeyer          United States Vice President-  Vice President-Chief Financial
Electronic Retailing                        Chief Financial  Officer
 Systems International, Inc.                Officer         Electronic Retailing Systems
488 Main Avenue                                              International, Inc.
Norwalk Connecticut 06851                                   488 Main Avenue
                                                            Norwalk, Connecticut 06851

Lester Briney                United States Vice President-  Vice President-Chief Technical
Electronic Retailing                        Chief Technical  Officer
 Systems International, Inc.                Officer         Electronic Retailing Systems
488 Main Avenue                                              International, Inc.
Norwalk, Connecticut 06851                                  488 Main Avenue
                                                            Norwalk, Connecticut 06851

Michael Valiton              United States Senior Vice      Senior Vice President-Operations
Electronic Retailing                        President-      Electronic Retailing Systems
 Systems International, Inc.                Operations       International, Inc.
488 Main Avenue                                             488 Main Avenue
Norwalk, Connecticut 06851                                  Norwalk, Connecticut 06851

Paul A. Biddelman            United States Director         Treasurer
Hanseatic Corporation                                       Hanseatic Corporation
450 Park Avenue                                             450 Park Avenue
Suite 2302                                                  Suite 2302
New York, New York 10022                                    New York, New York 10022

                                                            Principal Occupation,
Name and Business or                       Position             Employer and
 Residence Address           Citizenship   with ERS         Address of Employer
---------------------        -----------   --------         ---------------------

David Diamond                United States Director         Executive Vice President-
25 Coulter Avenue                                            Marketing and New Applications
Pawling, New York 12564                                     Catalina Marketing Corp.
                                                            11300 Ninth Street North
                                                            St. Petersburg, Florida 33716

Donald E. Zilkha             United States Director         President
Zilkha & Company                                            Zilkha & Company
767 Fifth Avenue                                            767 Fifth Avenue
46th Floor                                                  46th Floor
New York, New York                                          New York, New York
 10153                                                       10153



                                       INDEX TO EXHIBITS


Exhibit A  -                 Combination Agreement dated as
                             of October 29, 1997 between
                             Electronic Retailing Systems
                             International, Inc. and
                             Telepanel Systems Inc.

Exhibit B  -                 Letter Agreements, each dated
                             October 29, 1997, entered into
                             by Electronic Retailing Systems
                             International, Inc. and
                             Telepanel Systems Inc. and each
                             of the following: Norton
                             Garfinkle, Garfinkle Limited
                             Partnership I, Garfinkle
                             Limited Partnership II, Bruce
                             F. Failing, Jr., The Failing
                             Trust, Paul A. Biddelman, David
                             Diamond, George Weathersby,
                             Donald Zilkha, William Erdman,
                             Michael Luetkemeyer, Michael
                             Valiton, Lester Briney, Robert
                             O. Aders, Donald W. Paterson,
                             Barry J. Reiter, Joseph Riz,
                             Brian A. Robbins, Christopher
                             R. Skillen, Garth L. Aasen,
                             John C. Heaven and Gregory P.
                             Miller